SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

150 N. Dairy Ashford

Houston, Texas 77079

Telephone: (832) 337-2034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 99,979,548 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 99,979,548 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 99,979,548 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 44.7%
14	TYPE OF REPORTING PERSON HC; PN

*	Includes 11,029,412 common units that were issued on February 6, 2018 upon the consummation of the Common Unit Purchase Agreement between Shell Midstream Partners, L.P. (the “Partnership”) and LP Holdco, which is incorporated herein by reference to Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on February 5, 2018.
**	Based on the number of Common Units (223,811,781) issued and outstanding as of February 15, 2018, as reported to the Reporting Persons by the Partnership.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 99,979,548 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 99,979,548 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 99,979,548 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 44.7%
14	TYPE OF REPORTING PERSON HC; OO

*	Includes 11,029,412 common units that were issued on February 6, 2018 upon the consummation of the Common Unit Purchase Agreement between the Partnership and LP Holdco, which is incorporated herein by reference to Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on February 5, 2018.
**	Based on the number of Common Units (223,811,781) issued and outstanding as of February 15, 2018, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D filed on November 3, 2014, by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D (“Schedule 13D”) relates to common units (“Common Units”) representing limited partner interests of Shell Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at 150 N. Dairy Ashford, Houston, Texas 77079.

Item 2.	Identity and Background

Subparagraph (b) is hereby amended and restated as follows:

(b) The business address of the Reporting Persons and the Covered Individuals (as defined below) is 150 N. Dairy Ashford, Houston, Texas 77079.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs:

On February 6, 2018, LP Holdco acquired 11,029,412 Common Units upon the closing of the private placement transaction under the Common Unit Purchase Agreement, dated as of February 1, 2018, by and between the Partnership and LP Holdco (the “Holdings Private Placement”). The purchase price for the Holdings Private Placement was approximately $300 million. LP Holdco used borrowings from its affiliate, Shell Treasury Center (West) Inc., to finance the transaction.

All 67,475,068 of the Partnership’s issued and outstanding subordinated units were converted into Common Units on a one-for-one basis, effective February 15, 2017, upon the termination of the subordination period pursuant to Section 5.7 of the Partnership’s First Amended and Restated Agreement of Limited Partnership.

Item 4.	Purpose of Transaction

No changes to this item.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a)(1), (a)(2) and (a)(3) are hereby amended and restated as follows:

(a)(1) SPLC does not directly own any Common Units; however, as the sole member of LP Holdco, it may be deemed to beneficially own 99,979,548 Common Units held of record by LP Holdco, which represents approximately 44.7% of the outstanding Common Units of the Partnership.

(2) LP Holdco is the record and beneficial owner of 99,979,548 Common Units, which represents approximately 44.7% of the outstanding Common Units.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
James Bender	25,000		*
Shawn Carsten	—	—
Carlos Fierro	3,000		*
Curtis Frasier	—	—
Paul Goodfellow	—	—
John Hollowell	—	—
Rob Jones	15,000		*
Margaret Montana	13,030		*
Lori Muratta	2,960		*
Kevin M. Nichols	8,500		*
Alton G. Smith	5,000		*
Marcel Teunissen	—	—

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (223,811,781) issued and outstanding as of February 15, 2018, after the issuance of Common Units in the Holdings Private Placement, as reported to the Reporting Persons by the Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraphs:

Lockup Agreements

Each of the Partnership, SPLC, the General Partner and certain of the Covered Individuals agreed that for a period of 180 days from October 29, 2014, they will not, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., dispose of any Common Units or any securities convertible into or exchangeable for Common Units.

Certain of the Covered Individuals agreed that for a period of 45 days from February 1, 2018, they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or transfer any Common Units or any securities convertible into or exchangeable or exercisable for Common Units.

Holdings Private Placement

On February 6, 2018, LP Holdco acquired 11,029,412 Common Units upon the closing of the private placement transaction under the Common Unit Purchase Agreement, dated as of February 1, 2018, by and between the Partnership and LP Holdco. The purchase price for the Holdings Private Placement was approximately $300 million. LP Holdco used borrowings from its affiliate, Shell Treasury Center (West) Inc., to finance the transaction.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on November 3, 2014, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Common Unit Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Common Unit Purchase Agreement filed as Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on February 5, 2018, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of SPLC and LP Holdco (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of the Partnership (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Assignment and Assumption Agreement dated November 3, 2014, among SPLC, the General Partner, the Partnership, LP Holdco, Shell Midstream Operating LLC, and Zydeco Pipeline Company LLC (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit D	First Amended and Restated Limited Liability Company Agreement of the General Partner (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 3, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated as of October 28, 2014, by and among SPLC, the Partnership, the General Partner, LP Holdco, Shell Midstream Operating LLC, and Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 30, 2014 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (filed as Exhibit 99.1 to SPLC and LP Holdco’s Schedule 13D filed with the Commission on November 14, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Common Unit Purchase Agreement (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 5, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2018

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner	By:	/s/ Shawn J. Carsten
		Name:	Shawn J. Carsten
By:	/s/ Shawn J. Carsten	Title	Vice President and Chief Financial Officer
Name:	Shawn J. Carsten
Title	Vice President – Finance